AssureTec Holdings, Inc.
                               200 Perimeter Road
                              Manchester, NH 03103
                      Ph (603) 641-8443 Fax (603) 641-9535
                           Bruce.Reeves@Assuretec.com



BY FAX 202.942.9582

February 22, 2005

Ms. Louise M. Dorsey, CPA
Ms. Stephanie Hunsaker, CPA
United States
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, DC 20549-0406

         Re:      Letter dated February 15, 2005
                  File No. 000-50506

Ms. Hunsaker & Dorsey;

     AssureTec Holdings, Inc. (the "Company") received your letter dated February 15, 2005 regarding the past employment of Stephen A. Diamond, CA ("Diamond") as the Company's independent auditors.

     When the Company (originally TechVentures, Inc.) was initially formed in June of 2002, it was a wholly owned subsidiary of Biorelease Corp. (now Element 21 Golf Company, "Biorelease"), a publicly traded company whose main offices were in New Hampshire but whose technologists and development activities were in Toronto, Canada. Both Mr. McGuire and I were officers of Biorelease and the financials for Biorelease and the Company were reported on a consolidated basis. In October of 2002, Biorelease acquired Element 21 Golf, control changed and Mr. McGuire and I resigned from Biorelease but continued as officers of the Company.

     Shortly following the change of control of Biorelease, Diamond was retained by Biorelease management, in Toronto, to report on the consolidated financial statements of Element 21 Golf Company. Because of the historic relationship between Biorelease and the Company, the Company retained Diamond as its independent auditor in November 20, 2002.

     After learning that Diamond was not registered with the Public Company Accounting Oversight Board, we engaged Marcum & Kliegman LLP as the Company's new independent auditor, which we reported on a Form 8-K filed with the Securities and Exchange Commission on February 2, 2005. Marcum & Kliegman have been engaged to re-audit/re-review the books of the Company from inception, which includes all financial statements of the Company that were audited or reviewed by Diamond, and in particular the period ended December 31, 2003, which was specifically mentioned in your letter. Please note, however, that Stowe & Degon actually performed the review procedures on the Company's financial statements for the quarter ended March 31, 2004, which is the other period referred to specifically in your letter. It is our understanding that Stowe & Degon were registered with the Public Company Accounting Oversight Board at the time they reviewed this period. Marcum & Kliegman will be re-reviewing the March 31, 2004 period.

     We believe that this letter covers the matters addressed in your comment letter dated February 15, 2005. Also today the Company is filing a Form 8-K/A in response to a comment letter from the Staff dated February 14, 2005. If you wish additional clarification or information, please contact the undersigned at (603) 641-8443.


Respectfully,

/s/ R. Bruce Reeves
R. Bruce Reeves
Chairman & CEO